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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☒	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Sullivan, Thomas C. (Last) (First) (Middle)		Kaydon Corporation (KDN)

		4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			12/2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	(City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	common stock												5,000		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Phantom stock		1-for-1		(1)		n/a		5		1563.94

	Phantom stock		1-for-1		(2)		n/a		A		611.79

	Phantom stock		1-for-1		(3)		n/a		4		412.85

	Phantom stock		1-for-1		(3)		n/a		4		486.12

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Immed.	(1)		common stock	1563.94		(1)

	Immed.	(2)		common stock	611.79		(2)

	Immed	(3)		common stock	412.85		(3)

	Immed	(3)		common stock	486.12		(3)		3074.70		D

Explanation of Responses:

(1) Acquired on March 30, June 29, September 28 and December 31, 2001, upon Reporting Person's election to defer compensation and receive accruals of phantom shares of Kaydon common stock under Kaydon's Director Deferred Compensation Plan, at prices of $26.98, $25.65, $20.93 and $22.68 per share, respectively. Shares of phantom stock are payable in cash or shares of Kaydon Common Stock following the person's election to cease deferral of the compensation represented by the phantom shares

(2) Acquired on March 28 and June 28, 2002, upon Reporting Person's election to defer compensation and receive accruals of phantom shares of Kaydon common stock under Kaydon's Director Deferred Compensation Plan, at prices of $27.00 and $23.61 per share, respectively. Shares of phantom stock are payable in cash or shares of Kaydon Common Stock following the person's election to cease deferral of the compensation represented by the phantom shares.

(3) Acquired on September 30, 2002 (412.85 shares) and December 31, 2002 (486.12 shares), upon Reporting Person's election to defer compensation and receive accruals of phantom shares of Kaydon common stock under Kaydon's Director Deferred Compensation Plan, at prices of $20.01 and $21.21 per share, respectively. Shares of phantom stock are payable in cash or shares of Kaydon Common Stock following the person's election to cease deferral of the compensation represented by the phantom shares.

*by John F. Brocci, Attorney-in-fact (Power of Attorney attached)

/S/ THOMAS C. SULLIVAN	January 13, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

POWER OF ATTORNEY

     The undersigned hereby appoints John F. Brocci and Kenneth W. Crawford, and each of them, the undersigned’s true and lawful attorneys-in-fact and agents, with full power of substitution, and resubstitution for the undersigned and in the undersigned’s name, place and stead, in any and all capacities, to:

(1) execute for and on behalf of the undersigned Forms 3, 4 and 5 and all other forms that may be required to be filed by the undersigned from time to time under Section 16(a) of the Securities Exchange Act of 1934 and the rules promulgated thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute such forms and timely file such forms with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform each and every act and thing requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do in person, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or any other forms under Section 16(a) of the Securities Exchange Act of 1934, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 30th day of August, 2002.

/S/ THOMAS C. SULLIVAN
(signature)
THOMAS C. SULLIVAN
(print name)